Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA EDGAR

November 9, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	China Cord Blood Corporation Form F-1/A Filed October 29, 2009 File No. 333-161602

Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on November 5, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Ms. Ting Zheng (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of Amendment No. 3 to the Registration Statement on Form F-1 for the Company (the “Amended F-1”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

John Reynolds November 9, 2009 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 74

Cash flow provided by (used in) financing activities, page 77

1.
We note your disclosure on page 77 that the bank loan was provided to "finance working capital." But Article 3 of the loan agreement filed as exhibit 10.5 says that the use of the loan is limited to "purchasing raw materials." Please revise to reconcile.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 74 and 77 of the Amended F-1.

Notes to the Unaudited Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2009, page F-42

Note 23 Subsequent events, page F-59.

2.
We note your response to comment 6 of our letter dated October 26, 2009. Rule 11-02(a)(8) sets forth that pro forma financial information shall be furnished when consummation of transactions have occurred for which disclosure of pro forma financial information would be material to investors. It appears that pro forma net loss attributable to ordinary shareholders would change should it remove the effect of accretion to redeemable ordinary shares redemption value after giving pro forma impact to the share exchange transactions of June 30, 2009 and August 2009 as described in Notes 13 and 23 to your interim financial statements.  Please describe to us the impacts on earnings per share that giving pro forma effect to these transactions would have and explain to us the basis for your conclusions on the materiality of the impacts.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the Company’s Consolidated Statements of Operations on pages F-4 and F-37 and to the related Notes to the Consolidated Financial Statements of the Company, to disclose unaudited basic net income per share information after giving pro forma impact to the share exchange transactions of June 30, 2009 and August 2009 as if they had been completed as of the beginning of the respective periods. The Company considers that the determination of pro forma diluted net income per share will involve the use of the treasury stock method which will require the fair value of the Company's ordinary shares to be used as an input.  Estimation of the historical fair value of the Company's ordinary shares giving effect to the share exchange transactions as if they had been completed as of the beginning of the respective periods involves assumptions which are not factually supportable.  As a result, pro forma diluted net income per share information is not disclosed.

Resale Prospectus

Selling Shareholder, page 3

3.
We note the disclosure on page three of the Resale Prospectus that "each of China Cord Blood Services Corporation and us entered into a Promissory Note in favor of Early Bird Capital." Please expand your disclosure regarding the terms of the note, including clarification of the extent that each of CCBC and CCBS are subject to the agreement.  Also, please file the convertible note as an exhibit to your filing.

John Reynolds November 9, 2009 Page 3

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 3 of the alternate pages in the Amended F-1.  In addition, the Promissory Note has been filed as an exhibit to the Amended F-1.

Part II Information not Require in the Prospectus, page II-1

Item 7.  Recent sales of unregistered securities, page II-1

4.	Provide the information required by Item 701 of Regulation S-K regarding the convertible note sold to Early Bird Capital on June 30, 2009, or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page II-1 of the Amended F-1.

Exhibits

5.	The legality opinion should be revised to remove assumption (c). Alternatively, please explain why you believe it is an appropriate assumption.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to Exhibit 5.1 to the Amended F-1.

* * * * * * * * * * * * * * * *

John Reynolds November 9, 2009 Page 4

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

By:
Mitchell S. Nussbaum Loeb & Loeb LLP